CANNEX APPOINTS DAVID CROOM AS CHIEF FINANCIAL OFFICER

Appointment Strengthens US-based Operations Team

Vancouver, BC, October 17, 2018 – Cannex Capital Holdings Inc. (“Cannex” or the “Company”) (CSE: CNNX / OTCQB: CNXXF) is pleased to announce that Mr. David Croom has been appointed as Chief Financial Officer (“CFO”) of the Company. Mr. Croom has been engaged with the Company on a consulting basis since August 2018.

David Croom is a seasoned CFO with over 25 years of experience of financial leadership at both public and private companies including Cray Supercomputers, Microsoft, Amazon and Chevron. His previous roles included responsibilities for capital markets, M&A, tax and finance, debt and equity. He is an innovative and experienced financial executive who has led revenue and profitability growth initiatives and has worked directly with senior management to deliver shareholder value.

"Dave’s skills, industry knowledge and network will be invaluable as we grow our business,” said Anthony Dutton, Cannex CEO. “His appointment is also very timely as we prepare to leverage our Washington operations and expand into new legal states. Cannex’s vision, strong financial foundation and operational leadership attracts top talent,” continued Dutton, “and Dave will be an excellent lead for our finance and accounting teams as we execute on our business plan.”

Most recently Mr. Croom has been CEO of Open Ocean Ventures, a Seattle-based company that provides project management, infrastructure and business services solutions to a broad range of industry leaders. He previously held senior accounting and comptroller positions at Cray Supercomputers, Microsoft, Amazon and Chevron. He has also been the owner of several Seattle businesses including a Tier 2 Washington cannabis cultivation and processing facility. Mr. Croom completed his Accounting Degree at Washington State University in 1989. He is a US citizen and will work in the Company’s Washington office as a part of the growing US-based operational team.

"Cannex is an operational leader in the rapidly growing US cannabis sector and I am very excited to be joining this young and dynamic group,” said Dave Croom. “I have had the opportunity to work with Cannex on a consulting basis and am in full support of their business plan and emerging multi-state strategy. The cannabis industry is quickly becoming a branded goods market where operational excellence is a critical success factor. Cannex stood out with its great culture and its focus on operations, products, customer service and innovation. These are important to me and I look forward to working with the whole team to unlock Cannex’s considerable potential.”

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

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Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed this news release, and neither it nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.